press release

ArcelorMittal Announces Final Results of its Offers to Purchase for Cash Up to $600,000,000 Aggregate Principal Amount of its Outstanding Notes Listed Below

Title of Security	CUSIP/ISIN	Principal Amount Tendered	Clearing Premium(1)	Tender Consideration(2)
5.125% Notes due June 1, 2020	03938LAY0/ US03938LAY02	$113,252,000(5)	$42.50	$1,001.25
5.250% notes due August 5, 2020(3)	03938LAQ7/ US03938LAQ77	$146,594,000(6)	$42.50	$1,013.75
5.500% notes due March 1, 2021(4)	03938LAU8/ US03938LAU89	$323,350,000(7)	$42.50	$1,003.75

___________

(1)	Per $1,000 principal amount of Notes validly tendered. Determined in accordance with the modified “Dutch Auction” procedure described in the section “The Offers—Description of the Offers—Clearing Premium and Total Consideration” in the Offer to Purchase (as defined herein).
(2)	Per $1,000 principal amount of Notes validly tendered after the Early Tender Time and at or prior to the Expiration Time. Does not include the Early Tender Premium (as defined herein). Does not include Accrued Interest (as defined herein).
(3)	The interest rate on the August 2020 Notes increased pursuant to an interest adjustment clause applicable to the August 2020 Notes and is currently 6.250%.
(4)	The interest rate on the 2021 Notes increased pursuant to an interest adjustment clause applicable to the 2021 Notes and is currently 6.500%.
(5)	Including $110,936,000 aggregate principal amount of the June 2020 Notes that were tendered at or prior to the Early Tender Time and accepted for purchase by the Company, for which the Company paid the Total Consideration, plus any accrued interest, on the Early Settlement Date.
(6)	Including $144,901,000 aggregate principal amount of the August 2020 Notes that were tendered at or prior to the Early Tender Time and accepted for purchase by the Company, for which the Company paid the Total Consideration, plus any accrued interest, on the Early Settlement Date.
(7)	Including $320,464,000 aggregate principal amount of the 2021 Notes that were tendered at or prior to the Early Tender Time and accepted for purchase by the Company, for which the Company paid the Total Consideration, plus any accrued interest, on the Early Settlement Date.

July 13, 2016 – ArcelorMittal (the “Company” or “ArcelorMittal”) announces the expiration and the final results of its tender offers (the “Offers”) to purchase for cash up to the Maximum Tender Amount (as defined herein) in the aggregate of its outstanding 5.125% Notes due June 1, 2020 (CUSIP 03938LAY0/ ISIN US03938LAY02) (the “June 2020 Notes”), 5.250% notes due August 5, 2020 (CUSIP 03938LAQ7/ ISIN US03938LAQ77) (the “August 2020 Notes”) and 5.500% notes due March 1, 2021 (CUSIP 03938LAU8/ ISIN US03938LAU89) (the “2021 Notes” and, together with the June 2020 Notes and the August 2020 Notes, the “Notes”).

The Offer was made pursuant to an offer to purchase dated June 14, 2016 (the “Offer to Purchase”), which contains the full terms and conditions of the Offers. The Offers expired at 11:59 p.m., New York City time, on July 12, 2016.

On June 29, 2016 (the “Early Settlement Date”), the Company made a payment in cash for all Notes tendered at or prior to 5:00 p.m., New York City time, on June 27, 2016 (such time, the “Early Tender Time”) and not validly withdrawn. As of the Early Tender Time, the Company had received tenders in respect of $110,936,000 aggregate principal amount of June 2020 Notes, $144,901,000 aggregate principal amount of August 2020 Notes and $320,464,000 aggregate principal amount of 2021 Notes. The Holders of such tendered Notes received a Total Consideration of $1,051.25 per $1,000 principal amount of June 2020 Notes tendered, $1,063.75 per $1,000 principal amount of August 2020 Notes tendered and $1,053.75 per $1,000 principal amount of 2021 Notes tendered. In each case, the Total Consideration included an early tender premium of $50 per $1,000 principal amount of Notes (the “Early Tender Premium”). Holders of such tendered Notes also received accrued and unpaid interest from, and including, the immediately preceding interest payment date applicable to such Notes to, but excluding, the Early Settlement Date. The total cash payment for Notes accepted pursuant to the Offers on the Early Settlement Date, including the amounts in respect of the relevant accrued interest, was $619,341,241 (excluding related fees).

After the Early Tender Time and at or prior to the Expiration Time, the Company received tenders in respect of $2,316,000 aggregate principal amount of June 2020 Notes, $1,693,000 aggregate principal amount of August 2020 Notes and $2,886,000 aggregate principal amount of 2021 Notes, all of which are expected to be accepted for purchase pursuant to the Offers.

The Company expects to pay Holders of such Notes tendered after the Early Tender Time and at or prior to the Expiration Time and accepted pursuant to the Offers a Tender Consideration of $1,001.25 per $1,000 principal amount of June 2020 Notes tendered, $1,013.75 per $1,000 principal amount of August 2020 Notes tendered and $1,003.75 per $1,000 principal amount of 2021 Notes tendered. The Company also expects to pay the Holders of such accepted Notes accrued and unpaid interest from, and including, the immediately preceding interest payment date applicable to such Notes to, but excluding, the Final Settlement Date (the “Accrued Interest”).

Subject to the terms and conditions set forth in the Offer to Purchase, with respect to Notes validly tendered after the Early Tender Time but at or prior to the Expiration Time and accepted for purchase pursuant to the Offers, the Company expects to pay the Tender Consideration, together with any Accrued Interest, to the Holders thereof on the second Business Day after the Expiration Time (such date the “Final Settlement Date”).

ArcelorMittal funded the Offers with existing cash resources. The Offers were made to reduce gross debt through the early repayment of medium-term maturing bonds.

Barclays Capital Inc., BNP Paribas, Citigroup Global Markets Limited and J.P. Morgan Securities LLC acted as dealer managers for the Offers. D.F. King acted to serve as the information agent and tender agent in connection with the Offers.

For additional information regarding the terms of the Offers, please contact Barclays Capital Inc. by email at liability.management@barclays.com or by telephone at +1 800 438 3242 (toll free within the U.S.), collect at +1 212 528 7581 or +44 20 3134 8515 (London), BNP Paribas at +1 888 210 4358 (toll free within the U.S.) or collect at +1 212 841 3059, Citigroup Global Markets Limited by email at liabilitymanagement.europe@citi.com or by telephone at +44 20 7986 8969 (London), +1 800 558 3745 (toll free within the U.S.) or collect at +1 212 723 6106 or J.P. Morgan Securities LLC at +1 866 834 4666 (toll free within the U.S.) or collect at +1 212 834 3424. Requests for documents and questions regarding the tender of Notes may be directed to D.F. King via email: arcelor@dfkingltd.com or telephone: London: +44 (0)20 7920 9700, New York: +1 800 814 4284 (toll free within U.S.) or collect at + 1 212 269 5550, and Hong Kong: +852 3953 7230.

Capitalized terms used and not defined herein have the meanings ascribed to them in the Offer to Purchase.

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and an industrial footprint in 19 countries. Guided by a philosophy to produce safe, sustainable steel, we are the leading supplier of quality steel in the major global steel markets including automotive, construction, household appliances and packaging, with world-class research and development and outstanding distribution networks.

Through our core values of sustainability, quality and leadership, we operate responsibly with respect to the health, safety and wellbeing of our employees, contractors and the communities in which we operate.

For us, steel is the fabric of life, as it is at the heart of the modern world from railways to cars and washing machines. We are actively researching and producing steel-based technologies and solutions that make many of the products and components people use in their everyday lives more energy efficient.

We are one of the world’s five largest producers of iron ore and metallurgical coal and our mining business is an essential part of our growth strategy. With a geographically diversified portfolio of iron ore and coal assets, we are strategically positioned to serve our network of steel plants and the external global market. While our steel operations are important customers, our supply to the external market is increasing as we grow.

In 2015, ArcelorMittal had revenues of US$63.6 billion and crude steel production of 92.5 million tonnes, while own iron ore production reached 62.8 million tonnes.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

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Americas	+13128993985
Retail	+35247923198
SRI	+442075431156
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Contact information ArcelorMittal Corporate Communications
E-mail:	press@arcelormittal.com
Phone:	+442076297988

ArcelorMittal Corporate Communications

Sophie Evans Paul Weigh	+442032142882 +442032142419

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Sylvie Dumaine / Anne-Charlotte Creach	+33153707470